SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K
(Mark One)
               [ ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended _________________

                                       or

            [|X|] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from July 1, 2002 to December 31, 2002

                          Commission file number 0-5151


A) Full title of the plan and the address of the plan, if different from that of issuer named below:

    FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES RETIREMENT AND 401(K) PLAN

B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        FLEXSTEEL INDUSTRIES, INC., P.O. BOX 877, DUBUQUE, IA 52004-0877


        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


    Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan
    ------------------------------------------------------------------------
                                 (Name of Plan)


Date:  June 25, 2003                       /s/ R. J. KLOSTERMAN
                             ---------------------------------------------------
                                    R.J. Klosterman
                                    VICE PRESIDENT OF FINANCE AND
                                    PRINCIPAL FINANCIAL OFFICER

INDEPENDENT AUDITORS' REPORT


Flexsteel Industries, Inc.
Salaried Employees Retirement and 401(k) Plan
Dubuque, Iowa

We have audited the accompanying statements of net assets available for benefits of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the Plan) as of December 31, 2002 and June 30, 2002 and the related statements of changes in net assets available for benefits for the six-month period ended December 31, 2002 and the years ended June 30, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and June 30, 2002 and the changes in net assets available for benefits for the six-month period ended December 31, 2002 and the years ended June 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 6, 2003
                                       2

                           Flexsteel Industries, Inc.
                  Salaried Employees Retirement and 401(k) Plan
                 Statements of Net Assets Available for Benefits
                       December 31, 2002 and June 30, 2002

                                                                   June 30,
                                            December 31, 2002        2002
                                            -----------------    -----------
Assets:
  Cash                                        $    24,633        $    18,876
  Investments:
    Flexsteel Industries, Inc. common stock     2,547,693          2,173,520
    Other investments                          37,502,946         17,703,716
                                              -----------        -----------
                                               40,050,639         19,877,236

  Employer contributions receivable                85,757             16,090

  Employee contributions receivable               114,794            109,301
                                              -----------        -----------

Net assets available for benefits             $40,275,823        $20,021,503
                                              ===========        ===========

         See Notes to Financial Statements.


                           Flexsteel Industries, Inc.
                  Salaried Employees Retirement and 401(k) Plan
           Statements of Changes in Net Assets Available For Benefits
    Six Months Ended December 31, 2002 and Years Ended June 30, 2002 and 2001

                                                                 June 30,          June 30,
                                       December 31, 2002          2002               2001
                                       -----------------      ------------        ------------
Additions:
  Employee contributions                  $    835,178        $  1,438,730        $  1,501,871
  Employer contributions                       649,727             218,546             223,361
  Investment income                            365,958             334,701             331,962
  Net depreciation in fair value of
assets                                      (2,322,421)         (1,419,645)         (2,065,535)
  Transfer from merged plan (Note 1)        21,699,452
  Transfers from other plans (Note 1)          252,451
  Receipt from demutualization (Note 4)                            709,100
                                          ------------        ------------        ------------
      Total net additions                   21,480,345           1,281,432              (8,341)

Distributions and expenses                  (1,226,025)           (582,031)           (464,911)
                                          ------------        ------------        ------------

Net increase (decrease)                     20,254,320             699,401            (473,252)

Net assets available for benefits
  at beginning of period                    20,021,503          19,322,102          19,795,354
                                          ------------        ------------        ------------

Net assets available for benefits
  at end of period                        $ 40,275,823        $ 20,021,503        $ 19,322,102
                                          ============        ============        ============

        See Notes to Financial Statements.

                           FLEXSTEEL INDUSTRIES, INC.
                 SALARIED EMPLOYEES' RETIREMENT AND 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

1)   DESCRIPTION OF THE PLAN

The following description of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

GENERAL - The Plan is a defined contribution plan covering substantially all salaried employees of Flexsteel Industries, Inc. (the Company) who have reached the age of 21 and have completed one year of service. Participation is voluntary. The plan administrator controls and manages the operation and administration of the Plan. Assets of the Plan are held by the Principal Life Insurance Company (the Custodian), except for the Flexsteel Industries, Inc. common stock fund that is held by the American Trust & Savings Bank of Dubuque, Iowa (the Trustee). A committee appointed by the Board of Directors of the Company administers the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

FISCAL YEAR END - Effective July 1, 2002, the Plan's fiscal year end was changed from June 30 to December 31.

TRANSFERS - Effective July 1, 2002, the Plan combined with the Flexsteel Industries, Inc. Salaried Employees Retirement Plan (Plan #006). To reflect this combination, all of the net assets of Plan #006 as of July 1, 2002 have been recorded as a transfer of $21,699,452 to the Plan in the statement of changes in net assets available for benefits.

During the six months ended December 31, 2002, the Plan received transfers from other company benefit plans totaling $252,451 related to certain employee job classification changes.

CONTRIBUTIONS AND VESTING - The Plan allows eligible employees to elect to have from 1% to 50% (sales personnel are subject to a 4% maximum) of their basic pre-tax pay contributed to the Plan. Employee contributions are subject to a maximum of $11,000 in calendar year 2002 by law. The Company contributes an amount equal to 25% of the first 4% of pay the employee contributes. Participant and company basic contributions are 100% vested. The Company, at its option, may also contribute additional amounts to be allocated amongst all participants based on the participants' pay; such additional discretionary contributions vest over 7 years (20% after 3 years, 40% after 4 years, 60% after 5 years, 80% after 6 years, and 100% after 7 years). Discretionary company contributions may be made in either cash or company stock, at the Company's discretion. In addition, the Company contributes 4% of pay up to the social security limit and 6% of pay in excess of this limit on a monthly basis. Forfeited balances of terminated participants may first be applied to pay expenses which would otherwise be paid by the Company. Forfeitures not used to pay expenses shall be applied to reduce future company contributions.

PARTICIPANT ACCOUNTS - Individual accounts are maintained for each plan participant. Each participant's account is credited with the Company's contribution and allocations of plan earnings, and charged with an allocation of plan losses and administrative expenses. Allocations are based on compensation, participant investment elections, and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

INVESTMENTS - Plan participants direct their contributions to any of the 12 investment accounts available:

1) FLEXSTEEL INDUSTRIES, INC. COMMON STOCK, which consists of the Company's common stock.
2) GUARANTEED INTEREST ACCOUNT, which is an insurance company account that provides a guaranteed interest rate for a five-year period.
3) MONEY MARKET ACCOUNT, which is an investment account primarily invested in commercial paper with maturities of one year or less.
4) PRIVATE MARKET BOND AND MORTGAGE ACCOUNT, which is an investment account that provides for competitive yield debt securities.
5) BOND EMPHASIS BALANCED ACCOUNT, which invests primarily in other separate accounts made up of stocks, bonds, convertibles, and cash. It usually maintains at least 50% of assets in fixed-income securities.
6) LARGE CAP STOCK INDEX FUND, which is a pooled investment account invested in the common stock of those firms included in the Standard & Poor's 500 Stock Index.
7) LARGE COMPANY GROWTH ACCOUNT, which primarily invests in larger companies that management believes have an above-average potential for growth of capital, earnings, and dividends.

8) LARGE COMPANY BLEND ACCOUNT, which consists of common stock and other equity securities, and also may include short-term money market instruments, cash, or cash equivalents.
9) MID CAP STOCK INDEX FUND, which is a pooled investment account invested in the common stock of those firms included in the Standard & Poor's 400 Mid Cap Stock Index.
10) SMALL COMPANY BLEND STOCK FUND, which invests in stocks of smaller seasoned companies.
11) SMALL COMPANY GROWTH STOCK FUND, which invests in stocks of smaller developing companies.
12) INTERNATIONAL STOCK ACCOUNT, which invests in stocks of companies in Western Europe and Asia.

PAYMENT OF BENEFITS - Distributions of benefits are paid upon retirement, death, disability, and in certain hardship cases. Distributions, in certain cases, may also occur on termination of the Plan or disposition of substantially all of the Company's assets to another entity. Otherwise, benefits will be distributed on the later of the date the participant attains age 65, the tenth anniversary of the participant's entry date, or the date the participant ceases to be an employee. If a participant's vested account balance has never exceeded $5,000, the entire vested account balance shall be payable as a single lump sum upon retirement, death, or termination. For participants whose vested account balance exceeds $5,000, benefits are paid in an automatic form unless an optional form has been selected by the participant or their beneficiary:

     o Automatic Forms - The automatic form of retirement benefits shall be in the form of an immediate survivorship life annuity with installment refund for participants with a spouse or a single life annuity with installment refund for participants without a spouse.

          The automatic form of death benefits shall be: (1) a qualified preretirement survivor annuity for participants who have a spouse to whom they have been continuously married throughout the one-year period ending on the date of their death, or (2) a single-sum payment to the participant's beneficiary for participants who do not have a spouse who is entitled to the qualified preretirement survivor annuity.

     o    Optional Forms - The optional forms of retirement benefits shall be:
          (1) straight life annuity, (2) single life annuities with certain periods of 5, 10, or 15 years, (3) single life annuity with installment refund, (4) survivorship life annuities with installment refund and survivorship percentages of 50%, 66-2/3%, or 100%, (5) fixed period annuities, (6) a series of installments chosen by the participant with a minimum payment each year beginning with age 70-1/2 (full flexibility option), or (7) single-sum payment.

     The optional forms of death benefits are a single-sum payment and any annuity that is an optional form of retirement benefit. However, the full flexibility option shall not be available if the beneficiary is not the spouse of the deceased participant.

2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

INVESTMENT VALUATION AND INCOME RECOGNITION - Investments in common stock are recorded at market value based on market quotations. Other investments are stated at market value as determined by the Trustee and Custodian based on the market value of the funds and the participation in each fund, except for the investment contract. The investment contract is not fully benefit responsive and is stated at fair value as determined by the Custodian. Net realized and unrealized appreciation (depreciation) of investments represents the increase (decrease) in the market value of investments from the beginning of the period or from the date of purchase (if purchased during the year) to the end of the period, as well as the difference between the sales proceeds and the sum of the market values of the investments held at the beginning of the period and sold during the period and the cost of any investments purchased and sold during the period.

EXPENSES - Certain administrative expenses of the Plan, such as contract administration, record-keeping, and transaction fees, are paid by the Plan. Certain other administrative fees, such as audit fees of the Plan, are paid by the Company. Administrative expenses charged to the Plan were not significant. Expenses paid by the Company were $25,033, $33,094, and $35,050 for the six months ended December 31, 2002, and the years ended June 30, 2002 and 2001, respectively.

PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution.

3)   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets were as follows:

                                                               December 31,        June 30,
                                                                   2002              2002
                                                             ---------------   -----------------
     Flexsteel Industries, Inc. common stock
          (152,693 and 144,998 shares, respectively)         $   2,547,693       $   2,173,520
     Principal Guaranteed Interest Account                      12,147,702           4,773,514
     Principal Private Market Bond and Mortgage Account          5,598,744           1,886,284
     Principal Large Cap Stock Index Fund                        2,611,970           1,508,459
     Principal Large Company Blend Account                       7,072,082           3,841,326
     Principal Small Company Blend Stock Fund                    2,783,214           1,823,904
     Principal Money Market Account                              2,113,075
     Principal International Stock Account                                           1,097,168

     The net appreciation (depreciation) in the fair value of investments was as follows:

                                                     Six Months Ended       Year Ended           Year Ended
                                                        December 31,          June 30,             June 30,
                                                           2002                2002                 2001
                                                     ------------------   ----------------    -----------------

     Flexsteel Industries, Inc. common stock          $     107,979         $     559,971       $     (31,754)
     Other investments                                   (2,430,400)           (1,979,616)         (2,033,781)
                                                     ------------------   ----------------    -----------------
                                                      $  (2,322,421)        $  (1,419,645)      $  (2,065,535)
                                                     ==================   ================    =================


4)   DEMUTUALIZATION

Principal Life Insurance Company, the Plan's Custodian, elected to demutualize and become a public company. As a result, the Plan received cash in the amount of $709,100 in December 2001. The cash received was allocated to each participant account based on their respective balance and their investment fund(s) election.

5)   RELATED-PARTY TRANSACTIONS

The Plan invests in Pooled Separate Accounts and the Guaranteed Interest Account that are managed by the Custodian. The Plan also invests in the Company's common stock. These transactions qualify as exempt party-in-interest transactions.

6)   PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

7)   FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 27, 2002 that the Plan qualifies under the applicable sections of the Internal Revenue Code and, therefore, the related trust is not subject to tax under current tax law. As a result, no provision for income taxes is believed necessary.

SUPPLEMENTAL SCHEDULE

FLEXSTEEL INDUSTRIES, INC. SALARIED EMPLOYEES RETIREMENT AND 401(K) PLAN SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2002


                                                              Current
                                                               Value
                                                        ---------------------
Flexsteel Industries, Inc. common stock (1)                 $  2,547,693
Principal Life Insurance Company (2):
   Guaranteed Interest Account                                12,147,702
   Pooled Separate Accounts:
      Money Market Account                                     2,113,075
      Private Market Bond and Mortgage Account                 5,598,744
      Bond Emphasis Balanced Account                             226,423
      Large Cap Stock Index Fund                               2,611,970
      Large Company Growth Account                             1,312,630
      Large Company Blend Account                              7,072,082
      Mid Cap Stock Index Fund                                   954,014
      Small Company Blend Stock Fund                           2,783,214
      Small Company Growth Stock Fund                            675,987
      International Stock Account                              2,007,105
                                                        ---------------------
                                                           $  40,050,639
                                                        =====================


(1) Flexsteel Industries, Inc., the Plan Sponsor, is known to be a party-in-interest.

(2) Principal Life Insurance Company, the Plan Custodian, is known to be a party-in-interest.